	Six months ended June 30,		For the year ended December 31,
	2005	2004	2004	2003	2002
Net Income (loss)	$10,015,350	$(2,096,281)	$(4,150,371)	$(3,953,041)	$(6,871,109)

Weighted Average Shares Outstanding - Basic	35,236,230	34,043,994	34,648,875	32,233,257	27,990,474

Dilutive common stock equivalents:
Options	2,800,000	-
Weighted Average Shares Outstanding - Diluted	38,036,230	34,043,994	34,648,875	32,233,257	27,990,474

Net income (loss) per share:

Basic net income (loss) per share	$0.28	$(0.06)	$(0.12)	$(0.12)	$(0.25)
Diluted net income (loss) per share	$0.26	$(0.06)	$(0.12)	$(0.12)	$(0.25)